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Daniel Wolf To Call Writer Directly: (212) 446-4884 daniel.wolf@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

June 10, 2013

VIA EDGAR SUBMISSION

Daniel Duchovny, Esq.

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance, Office of Mergers & Acquisitions

100 F Street, NE

Washington, DC 20549-3628

Re:	Websense, Inc.
Schedule TO-T filed May 28, 2013, amended on May 29, 2013, June 3, 2013 and June 5, 2013
Filed by Tomahawk Merger Sub, Inc., Tomahawk Acquisition LLC, and Vista Equity Partners Fund IV, L.P.
File No. 005-58931

Dear Mr. Duchovny:

On behalf of our clients, Tomahawk Merger Sub, Inc. (“Purchaser”), Tomahawk Acquisition, LLC (“Parent”), and Vista Equity Partners Fund IV, L.P. (“Vista” and together with Purchaser and Parent, the “Filing Persons”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter dated June 6, 2013 (the “Comment Letter”), with respect to the Schedule TO-T filed with the Commission by Purchaser, Parent and Vista on May 28, 2013 (as amended, the “Schedule TO”), relating to Purchaser’s tender offer for all of the outstanding shares of common stock of Websense, Inc. (“Websense”). The responses below correspond to the captions and numbers of those comments in your letter (which are reproduced below in italics). In addition, the Filing Persons are simultaneously filing Amendment No. 4 to the Schedule TO (“Amendment No. 4”) in response to the Comment Letter and to reflect other developments. Unless explicitly set forth herein, capitalized terms shall have the meanings ascribed to them in the Schedule TO.

Securities and Exchange Commission

June 10, 2013

Introduction, page 10

1.	Please revise the penultimate paragraph on page 11 to address the apparent inconsistency about the percent of shares that must be tendered to satisfy the Minimum Tender Condition. You appear to refer to this amount as both 75% and 77%.

Response:

In response to the Staff’s comment, Amendment No. 4 amends the Introduction of the Offer to Purchase by deleting the final sentence of the penultimate paragraph on page 11 to delete the reference of the percent of shares that must be tendered to satisfy the Minimum Tender Condition as 75%.

Certain Information Concerning the Company, page 23

2.	Please revise the last paragraph of this section to remove the implication that the filing persons may disclaim responsibility for their own disclosure.

Response:

In response to the Staff’s comment, Amendment No. 4 amends this Section by deleting the final paragraph of this section.

Source and Amount of Funds, page 16

We note that final documentation relating to the Debt Financing has not been prepared and that the final terms of the financing have not been agreed upon (i.e., interest rate). Please confirm supplementally that you will provide this information in a future amendment to your Schedule TO when it becomes available.

Response:

As disclosed in the section titled “Source and Amount of Funds” on page 25, Purchaser has obtained a binding Debt Commitment Letter from the Debt Commitment Parties (which Debt Commitment Letter has been filed as Exhibit (b)(1) to the Schedule TO). We expect that final, definitive documentation that is entered into by the Debt Commitment Parties and Purchaser will be consistent with the terms and conditions set forth in the Debt Commitment Letter. In the event that prior to the Expiration of the Offer any key terms of the financing are agreed to and such terms are not reflected in the Debt Commitment Letter or are materially different from those terms set forth in the Debt Commitment Letter, the Filing Persons will amend and supplement the relevant disclosures in the Schedule TO with this information when it becomes available.

Securities and Exchange Commission

June 10, 2013

Certain Conditions of the Offer, page 55

3.	We note that your offer is subject to a financing condition defined as the Financing Proceeds Condition. We note that the offer is not completely financed and is subject to a financing condition. Generally, when an offer is not financed, or when a bidder’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the bidders will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987). Please apply this comment also to the Equity Financing, which is subject to the satisfaction or waiver of the Debt Financing.

Response:

Parent and the other Filing Persons currently anticipate that they will waive the Financing Proceeds Condition prior to the Expiration of the Offer. Parent and the other Filing Persons acknowledge that upon the satisfaction or waiver of the Financing Proceeds Condition, they will promptly file an amendment to the Schedule TO in accordance with Rule 14d–3(b)(1) disclosing this material change and confirm that they will disseminate this disclosure in a manner reasonably calculated to inform security holders as required by Rule 14d–4(d). The Filing Persons confirm that five business days will remain in the Offer following this waiver or satisfaction of the Financing Proceeds Condition and the related disclosure or that the Offer will be extended so that at least five business days remain in the Offer following such disclosure. The Filing Persons also reiterate that the funding of the equity financing under the Equity Commitment Letter, while subject to certain conditions as described in Section 9 — “Source and Amount of Funds” of the Offer to Purchase, is not a condition to the Offer.

Furthermore, while, as noted above, Parent and the other Filing Persons currently anticipate that they will waive the Financing Proceeds Condition prior to the Expiration of the Offer, if the Financing Proceeds Condition is satisfied as a result of receiving an “unconditional and irrevocable confirmation in writing” that the debt financing will be available at the closing of the Offer pursuant to clause (y) of such Condition as described on page 56 of the Schedule TO, then the Filing Persons acknowledge that the Staff may have further comments upon review of the Schedule TO and any supplemental disclosure.

Securities and Exchange Commission

June 10, 2013

4.	We note your disclosure on page 4 that you do not believe your financial condition is relevant to a security holder’s decision to tender. We note, however, that you have included a financing condition in your offer to purchase. Thus, please provide the disclosure required by Item 10 of Schedule TO for each bidder or your legal analysis why such disclosure is not required. For additional guidance, refer to instruction (b) to Item 10 of Schedule TO.

Response:

Item 10 of Schedule TO requires disclosure of certain financial information of the bidders if material. Pursuant to Instruction 2 to Item 10 of Schedule TO, financial statements of a bidder in a tender offer are not considered material when: (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and (c) either the offeror is a public reporting company or the offer is for all outstanding securities of the subject class.

The consideration in the Offer is solely for cash and is for all outstanding shares of Websense. The Financing Proceeds Condition will be satisfied or waived at least five business days prior to the final expiration of the Offer, and upon such satisfaction or waiver, the circumstances described in the “safe harbor” pursuant to Instruction 2 to Item 10 of Schedule TO will be applicable.

Notwithstanding the availability of the “safe harbor” provision of Instruction 2 to Item 10 of Schedule TO, Instruction 1 to Item 10 of Schedule TO states that “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.” The Filing Persons do not believe that the financial statements of the Filing Persons are material to Websense stockholders, for the following reasons:

•

As disclosed in the Offer to Purchase (see page 4), Parent and Purchaser are newly formed entities, formed solely for the purpose of acquiring Websense and have not engaged in any business except for activities related to their formation, the Offer, the Merger and arranging the related financing. The disclosure of financial statements for Parent and Purchaser would therefore not provide Websense stockholders with any additional meaningful information.

•

The Filing Persons believe that the financial statements of Vista would not be material to a stockholder’s decision with respect to the Offer because Vista is a fund that engages in private equity and equity-related investments and Vista does not have any operations other than such investments and operations incidental thereto. Furthermore, the Offer is not subject to a condition with respect to the equity commitment letters or to the availability of funds from Vista.

Securities and Exchange Commission

June 10, 2013

•

Further, only the equity commitment that has been made by Vista (which equity commitment has been disclosed as Exhibit (d)(4) to the Schedule TO) is relevant in the context of the Schedule TO since Vista is not a party to the Merger Agreement and Vista has not agreed to contribute amounts to complete the Offer in excess of the equity commitment previously disclosed in the Schedule TO. As more fully set forth in the equity commitment letter, Vista has uncalled capital commitments or otherwise have available funds equal to or in excess of the $500 million of equity financing committed by them for the Offer. No other assets that would be identified on a balance sheet for any of the Filing Persons are relevant to a stockholder’s decision to sell, hold or tender shares in the Offer since such assets would not be available to fund the payment of tendered Shares in the Offer.

•

If the Minimum Condition and the other Tender Offer Conditions are satisfied, then upon the closing of the Offer and consummation of the Merger, all Websense stockholders, whether such stockholders tender Shares or not, will receive solely cash for such Shares and not stock or other securities of Parent or its affiliates. As a result, the financial condition and results of operations of the Filing Persons would not provide meaningful information to any of Websense’s stockholders as such stockholders will have no ongoing interest in the business or operations of Parent or its affiliates after the closing of the Offer and consummation of the Merger.

•

To the extent the Financing Proceeds Condition limits the availability of the “safe harbor” provision of Instruction 2 to Item 10 of Schedule TO, such condition does not result in financial statements being material to stockholders. If the proceeds from the debt commitment letter are not available, the Filing Persons will be unable to purchase the shares tendered in the Offer unless other sources of debt financing become available. According to the terms of the Merger Agreement, Parent must use its reasonable best efforts to arrange promptly to obtain alternative financing from the same or alternative sources in an amount sufficient to consummate the Merger and pay all related fees and expenses on terms and conditions that are, taken as a whole, no less favorable to Parent and Purchaser (in the reasonable judgment of Parent). At the present time, neither Parent nor Purchaser has any sources of debt financing other than those disclosed in the Schedule TO.

Therefore, the Filing Persons respectfully submit that the financial condition of the Filing Persons is not material.

Securities and Exchange Commission

June 10, 2013

Source and Amount of Funds, page 28

5.	Please tell us supplementally, with a view towards revised and updated disclosure, whether the Marketing Period has commenced.

Response:

In response to the Staff’s comment, Amendment No. 4 amends this Section to disclose that the Marketing Period commenced on June 4, 2013.

*       *      *      *      *

Securities and Exchange Commission

June 10, 2013

The acknowledgments of each of the Filing Persons requested at the end of your letter are attached as Exhibit A to this letter. Please do not hesitate to contact the undersigned at the number above with any questions or comments you may have regarding this letter or the Schedule TO.

Sincerely,

/s/ Daniel Wolf

Daniel Wolf

cc:	Tomahawk Merger Sub, Inc.

Tomahawk Acquisition, LLC

Vista Capital Partners Fund IV, L.P.

Exhibit A

Daniel Duchovny

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance, Office of Mergers & Acquisitions

100 F Street, NE

Washington, DC 20549-3628

Re:	Websense, Inc.
Schedule TO-T filed May 28, 2013, amended on May 29, 2013, June 3, 2013 and June 5, 2013
Filed by Tomahawk Merger Sub, Inc., Tomahawk Acquisition, LLC, and Vista Equity Partners Fund IV, L.P.
File No. 005-58931

Dear Mr. Duchovny:

As requested in your letter dated June 6, 2013, each of the undersigned hereby acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Daniel Wolf (212-446-4884 or daniel.wolf@kirkland.com) of Kirkland & Ellis LLP.

Sincerely,

TOMAHAWK MERGER SUB, INC.

By	/s/ Brian N. Sheth
Name:	Brian N. Sheth
Title:	CEO, President and Secretary
Date:	June 10, 2013

TOMAHAWK ACQUISITION, LLC

By	/s/ Brian N. Sheth
Name:	Brian N. Sheth
Title:	CEO, President and Secretary
Date:	June 10, 2013

VISTA EQUITY PARTNERS FUND IV, L.P.

By	Vista Equity Partners Fund IV GP, LLC
Its:	General Partner

By	VEFIIGP, LLC
Its:	Senior Managing Member

By	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Managing Member
Date:	June 10, 2013